AB 4/1

09040523

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 26 2009
Washington, DC
105

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66959

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

FASTRADE, INC.

NAME OF BROKER-DEALER: D/B/A Andersen Capital

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

301 S. Missouri Ave
(No. and Street)

Clearwater (City) FL (State) 33756 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joe Schaible 727-446-6660
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Saltmarsh, Cleveland & Gund
(Name – *if individual, state last, first, middle name*)

1211 N. Westshore (Address) Tampa (City) FL (State) 33607 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jose P Scheible, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Anderen Capital, as of March, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO/FINOP

Title

ZAIDA M. JACKSON
MY COMMISSION # DD 729850
EXPIRES: October 29, 2011
Bonded Thru Budget Notary Services

NOTARY PUBLIC STATE OF FLORIDA

Notary Public Zaida Jackson

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FASTRADE, INC. dba ANDEREN CAPITAL

FINANCIAL STATEMENTS AND OTHER INFORMATION (PURSUANT TO RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION)

DECEMBER 31, 2008 AND 2007

FASTRADE, INC. dba ANDEREN CAPITAL

FINANCIAL STATEMENTS AND OTHER INFORMATION (PURSUANT TO RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION)

DECEMBER 31, 2008 AND 2007

CONTENTS

Saltmarsh
Saltmarsh, Cleaveland & Gund
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
FasTrade, Inc. DBA Anderen Capital

We have audited the accompanying statements of financial condition for FasTrade, Inc. DBA Anderen Capital as of December 31, 2008 and 2007, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FasTrade, Inc. DBA Anderen Capital as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Saltmarsh Cleaveland & Gund

Tampa, Florida
February 8, 2009

Since 1944 • www.saltmarshcpa.com
1211 North Westshore Boulevard • Suite 106 • Tampa, FL 33607 • (813) 287-1111
Pensacola • Fort Walton Beach • Tampa

FASTRADE, INC. DBA ANDEREN CAPITAL
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2008 AND 2007

ASSETS

	2008	2007
Cash and cash equivalents	$ 87,304	$ 45,063
Due from parent	46,000	25,000
Total Assets	$ 133,304	$ 70,063

LIABILITIES AND STOCKHOLDER'S EQUITY

	2008	2007
Liabilities:		
Accounts payable	$ -	$ 694
Stockholder's Equity:		
Common stock, no par value; 100,000 shares authorized, 1,000 shares issued and outstanding	15,000	15,000
Additional paid-in capital	199,000	101,000
Accumulated deficit	(80,696)	(46,631)
Total stockholder's equity	133,304	69,369
Total Liabilities and Stockholder's Equity	$ 133,304	$ 70,063

The accompanying notes are an integral part of these financial statements.

FASTRADE, INC. DBA ANDEREN CAPITAL
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
Revenue:		
Income from commissions	$ 15,000	$ -
Expenses:		
Commission expenses	2,250	-
Communication expenses	1,229	1,650
Management fees	48,000	48,000
Other expenses	7,008	5,654
Professional fees	3,500	6,700
Registration and licensing	14,586	7,181
Total expenses	76,573	69,185
Loss from operations	(61,573)	(69,185)
Other Income:		
Other income	5,294	4,006
NASD payment	-	35,000
Interest income	1,214	388
Total other income	6,508	39,394
Loss Before Income Taxes	(55,065)	(29,791)
Income Tax Benefit	21,000	11,000
Net Loss	$ (34,065)	$ (18,791)

The accompanying notes are an integral part of these financial statements.

FASTRADE, INC. DBA ANDEREN CAPITAL
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2008 AND 2007

	Common Stock	Paid-in Capital	Accumulated Deficit	Total
Balance, January 1, 2007	$ 15,000	$ 53,000	$ (27,840)	$ 40,160
Contributions	-	48,000	-	48,000
Net loss	-	-	(18,791)	(18,791)
Balance, December 31, 2007	15,000	101,000	(46,631)	69,369
Contributions	-	98,000	-	98,000
Net loss	-	-	(34,065)	(34,065)
Balance, December 31, 2008	$ 15,000	$ 199,000	$ (80,696)	$ 133,304

The accompanying notes are an integral
part of these financial statements.

FASTRADE, INC. DBA ANDEREN CAPITAL
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
Cash Flows From Operating Activities:		
Net loss	$ (34,065)	$ (18,791)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities -		
Service fees forgiven by parent	48,000	48,000
Due from parent	(21,000)	(11,700)
Accounts payable	(694)	694
Net cash provided by (used in) operating activities	(7,759)	18,203
Cash Flows From Financing Activities:		
Capital contributions	50,000	-
Net cash provided by financing activities	50,000	-
Net Increase in Cash and Cash Equivalents	42,241	18,203
Cash and Cash Equivalents, Beginning of Year	45,063	26,860
Cash and Cash Equivalents, End of Year	$ 87,304	$ 45,063

The accompanying notes are an integral part of theses financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business:

FasTrade, Inc. DBA Anderen Capital (the "Company") is a broker registered with the Securities and Exchange Commission (SEC) and is a member of The Financial Industry Regulatory Authority (FINRA). The Company is a Delaware Corporation that is a wholly-owned subsidiary of NexTrade Holdings, Inc. (the "Parent"). The Company is engaged in a single line of business as a securities broker, which comprises several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital businesses.

Cash and Cash Equivalents:

For purposes of the statements of cash flows, the Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Income Taxes:

The Company files a consolidated federal return with the Parent and records its share of the consolidated federal tax expense or benefit on a separate return basis. The Company has recorded a provision for the federal tax benefit in its statement of income resulting from the losses incurred in 2008 and 2007. An amount due from the Parent for the income tax benefit the Parent owes for the Company's losses has been included in the Due from Parent account in the statements of financial condition.

Commissions:

Commissions income is recorded as securities transactions occur and at the time income is reasonably determinable.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

NOTE 2 - RELATED PARTY TRANSACTIONS

The Company has entered into a service and expense agreement (the "Agreement") with the Parent where the Parent furnishes the operational services required by the Company in order to conduct its business or pay for costs of such services or expenses on behalf of the Company. Such costs shall include salaries and wages, accounting fees, office supplies and expenses, insurance, employee benefits, rents and miscellaneous overhead and general expenses. All services and expenses provided to the Company from the Parent will be paid for by the Parent and reimbursed by the Company on a monthly basis. The Agreement is for a period of one year and automatically renews each December. The Agreement may be terminated by either party with advance notice of 30 days. Expenses incurred by the Parent on behalf of the Company were $48,000 for each of the years ended December 31, 2008 and 2007. The Parent forgave the indebtedness of $48,000 related to the service fees and these amounts were recorded as additional paid-in capital.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the ratio of aggregate indebtedness to net capital, both defined, shall not exceed 15 to 1. The Company had net capital of $108,304 and $69,369 at December 31, 2008 and 2007, respectively, which was $103,304 and $64,369 in excess of the required net capital of $5,000, and had a ratio of aggregate indebtedness to net capital that did not exceed 15 to 1.

NOTE 4 - OTHER INCOME

During 2007 the National Association of Securities Dealers and the New York Stock Exchange merged to form FINRA. As a result of approving the merger, the members received a one time payment in the amount of $35,000.

SUPPLEMENTARY INFORMATION

FASTRADE, INC. DBA ANDEREN CAPITAL
SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

NET CAPITAL

Total stockholder's equity	$	133,304
Less non-allowable assets and other deductions:		
Due from parent		(46,000)
Net capital	$	87,304

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$	5,000
Excess net capital	$	82,304
Aggregate indebtedness	$	-
Ratio: Aggregate indebtedness to net capital	$	0 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION (Included in Part II of Form X-17A-5 as of December 31, 2008)

Provision for income tax benefit	$	21,000

OTHER REPORTS

Saltmarsh
Saltmarsh, Cleaveland & Gund
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Shareholder of
FasTrade, Inc. DBA Anderen Capital

In planning and performing our audit of the financial statements and supplemental schedule of FasTrade, Inc. DBA Anderen Capital (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Since 1944 • www.saltmarshcpa.com
1211 North Westshore Boulevard • Suite 106 • Tampa, FL 33607 • (813) 287-1111
Pensacola • Fort Walton Beach • Tampa

Board of Directors
FasTrade, Inc. DBA Anderen Capital

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation of policies and procedures may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, The Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than the specified parties.

Saltmarsh Cleaveland & Gund

Tampa, Florida
February 8, 2009